Ciel Creative Space

Profit and Loss
January - December 2023

	TOTAL
Income	
100 Studio	
101 Studio Rental	17,200.00
101.1 Ciel 1 Rental	491,257.31
101.11 C1 Add-Ons	264,316.06
101.13 C1 Late Fees	343.06
Total 101.1 Ciel 1 Rental	**755,916.43**
101.2 Ciel 2 Rental	235,935.00
101.21 C2 Add-Ons	107,645.61
Total 101.2 Ciel 2 Rental	**343,580.61**
101.3 Bridge Rental	129,521.50
101.31 Bridge Add-Ons	15,936.70
Total 101.3 Bridge Rental	**145,458.20**
Total 101 Studio Rental	**1,262,155.24**
102 Studio Creationship	350,378.00
Total 100 Studio	**1,612,533.24**
200 Atelier	15,312.20
201 Desk Membership	34,538.64
202 Office Creationship	222,864.05
205 Boutique	4,499.06
Total 200 Atelier	**277,213.95**
204 Event Income	380,904.31
204.1 Event Add-Ons	-6,672.14
Event Labor	-250.00
Total 204 Event Income	**373,982.17**
300 Parking income	4,635.00
400 Product Sales	20,468.39
430 Merchandise Sales	3,635.12
Total 400 Product Sales	**24,103.51**
450 Other Service Income	44,100.00
Shipping Income	14.70
Total Income	**$2,336,582.57**
Cost of Goods Sold	
800 COGS - Supplies & Materials	5,043.75
Total Cost of Goods Sold	**$5,043.75**
GROSS PROFIT	**$2,331,538.82**

Ciel Creative Space

Profit and Loss
January - December 2023

	TOTAL
Expenses	
1000 Studio Expenses	6,156.76
1200 Equipment Expense	4,952.64
1210 Equipment Rental	265,599.83
1211 COVID Disinfecting Fee	334.61
1212 Vendor Discount	-64,608.00
Total 1210 Equipment Rental	**201,326.44**
Total 1200 Equipment Expense	**206,279.08**
1300 Expendables	1,110.78
1310 Client Painting	100.00
1320 Crafty	93.38
Total 1300 Expendables	**1,304.16**
1400 Studios Staff Pay	
1410 Crew	14,000.00
Total 1400 Studios Staff Pay	**14,000.00**
1500 Repair & Maintenance	39,640.00
1510 R&M Painting	3,568.82
1511 R&M Paint & Supplies	9,788.41
Total 1510 R&M Painting	**13,357.23**
1520 R&M Furnishings	17,807.50
1540 R&M Cleaners & Supplies	59,192.63
Studio Zero	8,990.03
Total 1500 Repair & Maintenance	**138,987.39**
1600 Security	22,931.91
Total 1000 Studio Expenses	**389,659.30**
2000 Operations Expenses	300.00
2100 Banking	
2110 Bank Charges & Fees	1,756.92
2120 Interest Paid	77,109.63
2130 Merchant Fees	35,628.18
Total 2100 Banking	**114,494.73**
2200 Dues & subscriptions	2,581.67
2210 QuickBooks Payments Fees	5,006.42
Total 2200 Dues & subscriptions	**7,588.09**

Ciel Creative Space

Profit and Loss
January - December 2023

	TOTAL
2300 Employees	
2310 Employee Benefits	41,697.38
2320 Payroll Expenses	9,573.62
2321 Payroll Taxes	64,076.88
2323 Wages/Salaries	810,965.36
Total 2320 Payroll Expenses	**884,615.86**
2330 Professional Development	16,971.00
Total 2300 Employees	**943,284.24**
2400 Insurance	33,919.96
2500 Legal & Professional Services	79,769.32
2600 Meals & Entertainment	31,789.67
2700 Office Supplies & Software	51,437.64
2800 Rent & Lease	708,770.00
2810 Utilities	99,265.95
Total 2800 Rent & Lease	**808,035.95**
2900 Taxes & Licenses	48,649.53
Total 2000 Operations Expenses	**2,119,269.13**
3000 PROMOTIONAL	20,798.79
3100 Marketing	17,783.11
3110 Website	35,605.17
3120 Swag	2,902.35
3130 Graphic Design	770.00
Total 3100 Marketing	**57,060.63**
3200 Advertising	3,236.16
3400 Client Appreciation/Gifts	163.84
3600 Meals & Entertainment	10,505.55
3700 Travel	20,251.14
3720 Travel Meals	75.30
3740 Fuel/Parking/Tolls	869.08
Total 3700 Travel	**21,195.52**
Art	9,264.00
Total 3000 PROMOTIONAL	**122,224.49**
4000 Atelier / Community	7,192.33
4100 Boutique	
4110 Shopify Fees	27.33
Total 4100 Boutique	**27.33**
4300 Charitable Contributions	13,419.56

	TOTAL
4400 Repair & Maintenance	4,270.22
4410 R&M Groceries & Supplies	31,067.13
4420 R&M Cleaners	12,030.00
4430 R&M Furnishings	227.02
4440 R&M Plant Care	44,705.60
Total 4400 Repair & Maintenance	**92,299.97**
Total 4000 Atelier / Community	**112,939.19**
5000 Construction	15,000.00
5400 Shipping, Freight & Delivery	90.62
Total 5000 Construction	**15,090.62**
6000 Other Business Expenses	
6200 Ask Cecilia	3,349.83
6300 Other Miscellaneous Expense	3,207.98
6330 Uncategorized Expense	5,997.43
Total 6300 Other Miscellaneous Expense	**9,205.41**
Total 6000 Other Business Expenses	**12,555.24**
Event Expenses	8,270.58
Event Equipment Rentals	31,099.92
Event Food, Beverage & Catering	4,541.42
Total Event Expenses	**43,911.92**
Total Expenses	**$2,815,649.89**
NET OPERATING INCOME	**$ -484,111.07**
Other Income	
Other Income	281,435.24
Total Other Income	**$281,435.24**
Other Expenses	
6320 Depreciation	1,546.42
Other Expenses	42,141.89
Total Other Expenses	**$43,688.31**
NET OTHER INCOME	**$237,746.93**
NET INCOME	**$ -246,364.14**

Ciel Creative Space

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PLAT BUS CHECKING (2011)-1	317,462.86
Total Bank Accounts	**$317,462.86**
Accounts Receivable	
Accounts Receivable (A/R)	54,012.19
Total Accounts Receivable	**$54,012.19**
Other Current Assets	
A/R Adjust	0.00
Inventory Asset	0.00
Misc Receivables	560.25
Petty Cash	2,119.61
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$2,679.86**
Total Current Assets	**$374,154.91**
Fixed Assets	
Accumulated Depreciation	-412,694.00
Equipment	108,989.00
Fixtures	2,261.00
Furniture/Furnishings	104,090.00
Leasehold Improvements	1,437,589.00
Total Fixed Assets	**$1,240,235.00**
Other Assets	
Construction in Progress	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$1,614,389.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	115,435.76
Total Accounts Payable	**$115,435.76**
Credit Cards	
American Express	51,818.69
Chase *8531 (old Indigo card)	14,600.08
Ink Chase CC (5060)	20,819.12

Ciel Creative Space

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$87,237.89**
Other Current Liabilities	
401k Payable	69.22
A/P Adjust	0.00
Chase Line of Credit (4002)	47,814.46
Employee Health Insurance Payable	0.00
Loan from Indigo	5,097.95
Payroll Tax Payable (COVID)	0.00
Sales Tax Payable	-413.43
Security Deposits Held	72,058.34
Triple Seat Deposits Clearing	3,378.93
Upfront Deposits Received	0.00
Total Other Current Liabilities	**$128,005.47**
Total Current Liabilities	**$330,679.12**
Long-Term Liabilities	
EIDL loan from SBA	185,964.00
Lendistry Line of Credit (#3000005)	320,714.34
Lendistry Loan Payable (#2223911)	13,119.34
Loan from PayPal	0.00
Loan from Vartana	70,412.20
Mulligan Senior Loan Payable	0.00
SBA Accel Loan	341,017.00
Total Long-Term Liabilities	**$931,226.88**
Total Liabilities	**$1,261,906.00**
Equity	
Alexis Laurent	
Laurent Capital	1,307,423.00
Laurent Contributions	0.00
Laurent Draws	-40,000.00
Total Alexis Laurent	**1,267,423.00**
Cecilia Apelin	
Apelin Capital	-604,016.00
Apelin Contributions	0.00
Apelin Draws	-27,500.40
Total Cecilia Apelin	**-631,516.40**
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-14,628.40
Net Income	-268,794.29
Total Equity	**$352,483.91**
TOTAL LIABILITIES AND EQUITY	**$1,614,389.91**

Ciel Creative Space

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-271,419.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	27,191.92
A/R Adjust	438.94
Misc Receivables	-560.25
Petty Cash	411.12
Accumulated Depreciation	144,253.00
Accounts Payable (A/P)	-790.92
American Express	11,489.56
Chase *8531 (old Indigo card)	-1,569.61
Chase Ink CC *5060	20,819.12
401k Payable	28.41
A/P Adjust	3,270.90
Chase Line of Credit (4002)	-5,295.87
Employee Health Insurance Payable	0.00
Sales Tax Payable	-574.05
Security Deposits Held	36,582.50
Triple Seat Deposits Clearing	-129,500.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**106,194.72**
Net cash provided by operating activities	**$ -165,224.57**
INVESTING ACTIVITIES	
Equipment	-1,798.00
Furniture/Furnishings	-17,057.00
Leasehold Improvements	-0.10
Net cash provided by investing activities	**$ -18,855.10**
FINANCING ACTIVITIES	
EIDL loan from SBA	-12,288.00
Lendistry Loan Payable (#2223911)	-37,759.68
Loan from Dejuan Lewis	50,000.00
Loan from Vartana	-15,464.69
SBA Accel Loan	341,017.00
Alexis Laurent:Laurent Capital	-203,324.00
Alexis Laurent:Laurent Draws	15,125.00
Cecilia Apelin:Apelin Capital	-240,635.00
Cecilia Apelin:Apelin Contributions	-672.31
Cecilia Apelin:Apelin Draws	59,559.34
Opening Balance Equity	0.00
Retained Earnings	290,089.37
Net cash provided by financing activities	**$245,647.03**
NET CASH INCREASE FOR PERIOD	**$61,567.36**
Cash at beginning of period	298,370.50
CASH AT END OF PERIOD	**$359,937.86**

Ciel Creative Space

Statement of Cash Flows

January - December 2023